767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

March 20, 2020
VIA EDGAR TRANSMISSION

Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Thryv Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted February 3, 2020
CIK No. 0001556739

Dear Mr. Morris:

On behalf of our client, Thryv Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Company, dated February 27, 2020. In connection with these responses, we are confidentially submitting, electronically via EDGAR, an amended (“Amendment No. 1”) Draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001556739). If requested, we will send to the Staff courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 2

General

1.
We note that you have not yet disclosed the exchange on which you will list your common stock. Please be advised that we may have additional comments upon receipt and review of an amendment with materially complete disclosures about the listing process, the distribution and the risks associated with it.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has applied to list its common stock on the Nasdaq Capital Market. The Company has revised its disclosure throughout Amendment No. 1 to include additional disclosures about the listing process, the distribution and the risks associated thereto. The Company understands that the Staff may have additional comments upon receipt and review of this Amendment No. 1 and any other amendment with materially complete disclosures about the listing process, the distribution and the risks associated thereto.

Cover Page

2.
Please revise the "Subject to Completion" legend at the top of your cover page to reflect that the company will not be selling any securities in connection with this registration statement. For example, you may wish to state that the "securities may not be sold until the registration statement becomes effective."

The Company acknowledges the Staff’s comment and has revised the “Subject to Completion” legend at the top of its cover page accordingly.

3.
We note that you are relying on Rule 457(f)(2). Please provide an explanation of the basis for your calculation of the registration fee. To the extent you are relying on book value, please disclose the book value.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page to reflect that the registration fee will instead be calculated under Rule 457(a) under the Securities Act and that, because there is no proposed maximum offering price per share of common stock, the Company will calculate the proposed maximum aggregate offering price by analogy to Rule 457(f)(2), based on the book value of $9.68 per share of common stock as of December 31, 2019 pursuant to the Company’s audited balance sheet. The Company has further revised its disclosure to indicate that because its common stock is not traded on an exchange or over-the-counter on a recent or sustained basis, the Company did not use the market prices of its common stock in accordance with Rule 457(c).

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 3

Prospectus Summary, page 1

4.
We note your disclosure emphasizes the competitive advantage derived from your experience, sizable salesforce, and platform. Please revise to balance your summary discussion of market opportunities with a narrative discussion of the ease of entry into your markets and the increased competition for users, particularly for your SaaS solutions. Address whether certain SMBs may simply prefer inexpensive and/or niche solutions that may be provided at low cost by less experienced market entrants or do-it-yourself service providers.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 72 accordingly.

Risks Associated with our Business and Owning Our Common Stock, page 6

5.	Please revise the first bullet to disclose that the significant decline described in your risk disclosure may occur rapidly.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 6 accordingly.

Corporate History and Information, page 6

6.
Please revise your summary to disclose the substantial indebtedness incurred in connection with the YP Acquisition and identify the related party lenders in that transaction. In addition, please provide additional detail about the terms of your emergence from bankruptcy and when and how your sponsor acquired its substantial ownership interest.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 7 accordingly.

An information security breach of our systems or our data centers, page 22

7.
We note your cyber-security risk factor disclosure on pages 22 and 27. To the extent cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board’s leadership structure.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 4

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 23 and 89 accordingly.

8.	We note your reference to the FTC's ongoing consent order regarding data protection. Please revise to clarify the contents and applicability of the order.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 45 to reflect that it is not currently subject to an ongoing FTC consent order regarding data protection.

None of our stockholders are party to any contractual lock-up agreement, page 39

9.
We note there are outstanding warrants to purchase an aggregate of 10,459,141 shares of our common stock at an exercise price of $13.55 per share. If true, please add risk factor disclosure to discuss the possibility that exercises by your warrant holders in close proximity to the pricing of this offering may increase volatility.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 40 accordingly.

Our fourth amended and restated certificate of incorporation, page 42

10.
Please disclose whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please make corresponding changes to your description of capital stock section.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 43, 44 and 120 to clarify that the Company’s forum selection provision that will be set forth in its second amended and restated bylaws does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws and rules and regulations promulgated thereunder for which there is exclusive federal or concurrent federal and state jurisdiction.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 51

11.
We note your disclosure here and on page 49 that your key business metrics include clients, ARPU, and Monthly Active Users. Please enhance your disclosure to explain why you track MAUs and what the information you currently disclose about this metric tells readers about your business. Please also tell us the extent to which you rely on other key metrics. For example, we note that you refer to cost per lead, click-to-call conversion rates, and subscription renewal rates elsewhere in the prospectus. Provide a qualitative discussion and analysis of the changes in your key business metrics for each period presented in the prospectus. Refer to Item 303 of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 56 to explain why the Company tracks MAUs and other metrics and what the information the Company discloses about these metrics tells readers about the Company’s business.

The Company does not consider other data points such as cost per lead, click-to-call conversion rates and subscription renewal rates to be key metrics that management uses to make decisions about the business.  The Company considers cost per lead, click-to-call conversion rates and subscription renewal rates to be broad operational measures used by management to help manage the operational efficiency and process improvements of the overall business.  The Company has therefore modified references to these metrics and removed any specific results previously disclosed.

The Company has revised its disclosure on pages 54 through 56 to provide a qualitative discussion and analysis of the changes in its key business metrics for each period presented in the prospectus.

12.
We note your disclosure in the second paragraph of this section. You state that where a single organization has multiple subsidiaries, divisions, or segments, each entity that is invoiced by you is treated as a separate client. As a result, it seems there is the potential that a single organization or group of organizations may account for a disproportionate percentage of your client base. To contextualize disclosure in the prospectus about your total number of clients, please tell us whether you track the number of clients per organization and, if so, please disclose any relevant metrics.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 6

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company may enter into contracts with and bill multiple locations, subsidiaries, divisions, or departments of a single local organization, the Company does not, and nor does it have the ability to, determine precisely the exact number of these clients that may be the same organization in any given period.  However, given the nature of the Company’s client base, such an occurrence would occur infrequently as most of the local organizations the Company serves, do not have multiple locations, subsidiaries or divisions that would be treated as separate clients.  The Company believes there is no single organization or group of organizations that account for a disproportionate (greater than 1%) percentage of client count or of revenues.  Approximately 99% of clients are small local businesses that each have an average spend of less than $3,000 annually.

Non-GAAP Financial Measures, page 52

13.
We note your tabular reconciliations of non-GAAP Adjusted EBITDA and Free Cash Flow precede your discussion and presentation of your results of operations on a GAAP basis. Please tell us your consideration of Question 102.10 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 52 to present the tabular reconciliations of non-GAAP Adjusted EBITDA and Free Cash Flow after its GAAP results within Selected Historical Consolidated Financial Data and Other Data to comply with Question 102.10 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

Results of Operations
Marketing Services Revenue, page 55

14.
Where a material change in a line item is attributed to two or more factors, including offsetting factors, the contribution of each factor should be described in quantified terms. For example, please expand your discussion to explain the decline in your preexisting client base and underlying decline in digital services or average revenue per unit. Refer to Section III.D of SEC Release No. 33-6835 and revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures on page 58 to expand its discussion and describe in quantified terms the contribution of each factor to the change in revenue.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 7

Liquidity and Capital Resources, page 57

15.
Please revise to address the fact that you are a holding company with no operations of your own, and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Refer to Item 303(a)(1) of Regulation SK.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 63 accordingly.

Critical Accounting Policies
Stock-based Compensation, page 63

16.
Please tell us your consideration of disclosing your critical accounting policy with regard to the methods used to determine the fair value of your common stock and the nature of the material assumptions involved. For example, if you used the income approach, you should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 70 and F-16 to detail the methods used to determine the fair value of the common stock and the nature of the material assumptions involved.

Business, page 64

17.
Please revise to provide additional disclosure about the Thryv platform. Specifically, clarify the extent to which the Thryv platform and its add-ons consist of existing third-party commercial products, in-house applications created by your employees and contractors, or a combination of both. In addition, please provide additional detail regarding the material terms of your customer subscriptions, including duration and pricing levels.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 78, 79, 80 and 82 accordingly.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 8

Principal and Registered Stockholders, page 101

18.	Please revise footnote (5) to specify the natural person(s) holding investment and/or voting power over the shares of common stock held by affiliates of Grosvenor Capital Management.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 109 accordingly.

Description of Material Indebtedness, page 107

19.
We note the interest rates for your Senior Term Loan and ABL Facility appear to be determined by reference to LIBOR. Please tell us whether and, if so, how, the expected discontinuation of LIBOR may affect your liquidity and results of operations.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 36 and 114 to reflect the potential impact of the expected discontinuation of LIBOR on its liquidity and results of operations.

Authorized Capitalization, page 111

20.
In the final sentence of this section, your disclosure reveals your intention to issue options and restricted stock units in connection with this offering. Please revise to clarify your plans, including anticipated vesting and lock-up provisions related to these awards.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 117 to reflect that it does not currently intend to issue options or restricted stock units in connection with this listing.

Note 3 Acquisitions, page F-19

21.
Please tell us your consideration of disclosing the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed for the YP Acquisition. Refer to ASC 805-20-50-1(c).

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-23 to include the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed for the YP Acquisition in accordance with ASC 805-20-50-1(c).

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 9

Note 15 Income Taxes, page F-37

22.	Your total of unrecognized tax benefits disclosed in your table does not agree to the amounts stated in the balance sheet as of December 31, 2018. Please advise or revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the unrecognized tax benefits amount as of December 31, 2018 in the Unrecognized Tax Benefits table on page F-45 excludes accrued interest and offsetting tax credit carryforward. In accordance with ASC 740-10-50-15A, the amounts disclosed in the table reflecting changes to and balances of the Company’s unrecognized tax benefits represents the gross amounts of increases and decreases for tax positions reported in the financial statements in the years presented. However, the unrecognized tax benefits amount as of December 31, 2018 in the consolidated balance sheet includes accrued interest of $7.0 million as well as an offsetting amount of $4.1 million related to tax credit carryforward which is presented as a reduction to deferred tax assets in accordance with ASC 740-10-45-10A.

Note 16 Contingent Liabilities, page F-38

23.
We note your disclosure that you do not expect the ultimate resolution of pending regulatory and legal matters in future periods will have a material adverse effect on the Company's consolidated statements of operations. Please disclose if you expect these matters will have a material effect on your financial position and statements of cash flows. Also, your disclosure here appears inconsistent with your risk factor disclosure on page 28 stating that “Any potential judgments, fines or penalties relating to these matters, may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flow.” Please advise or revise your disclosures to clearly communicate your expectations regarding these matters.

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-46 to disclose the Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material adverse effect on the Company’s consolidated balance sheets or consolidated statements of cash flows. The Company has also revised the risk factor disclosure on page 29 to be consistent with the footnote disclosure on page F-46.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Daniel Morris Securities and Exchange Commission March 20, 2020 Page 10

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:	Joseph A. Walsh
Chief Executive Officer, President and Director
Thryv Holdings, Inc.

Paul Rouse
Chief Financial Officer, Exertive Vice President and Treasurer
Thryv Holdings, Inc.